FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
McDermott Will & Schulte LLP
One Vanderbilt Avenue
New York, NY 10017
+1 (212) 547 5400

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 8 hereof;

•	Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “—Fiscal Outlook” on pages 8 to 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 16, 2026 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 3, 2026, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1179 (EUR 0.8945 per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Nine Months Ended September 30, 2026

The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank's nine months ended September 30, 2026. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or “HGB”). Rentenbank will prepare its final annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2026 to be announced at a press conference and published in April 2027.

The first three quarters of 2026 were characterized by increasing demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 5,841.0 million (as compared to EUR 4,610.5 million in the first three quarters of 2025).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2026, the Issuer was able to raise EUR 10.9 billion in the first three quarters (as compared to EUR 10.0 billion in the first three quarters of 2025).

At September 30, 2026, total assets amounted to EUR 92.2 billion (as compared to EUR 93.8 billion at September 30, 2025).

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2025	0.0	0.3
4th quarter 2025	0.3	0.3
1st quarter 2026	0.4	0.7
2nd quarter 2026	0.3	1.0
3rd quarter 2026	0.2	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) increased by 0.2% in the third quarter of 2026 compared with the second quarter of 2026 after adjustment for price, seasonal and calendar variations, following an increase in the first half of the year. Based on the provisional results available, gross fixed capital formation declined. The Federal Statistical Office (Destatis) reported that consumption, by contrast, has slightly increased compared with the previous quarter.

GDP in the third quarter of 2026 increased by a price-adjusted 1.3% compared with the third quarter of 2025. After price and calendar adjustment, GDP increased by 1.2% compared with the same quarter of the previous year.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2026 up 0.2% on the previous quarter, press release of October 30, 2026 (https://www.destatis.de/EN/Press/2026/10/PE26_381_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
October 2025	0.3	2.3
November 2025	-0.2	2.3
December 2025	—	1.8
January 2026	0.1	2.1
February 2026	0.2	1.9
March 2026	1.1	2.7
April 2026	0.6	2.9
May 2026	-0.2	2.6
June 2026	-0.3	2.3
July 2026	0.8	2.8
August 2026	0.2	2.9
September 2026	0.6	3.3
October 2026 (1)	-0.2	2.8

(1)	Figures are preliminary.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be 2.8% in October 2026, reflecting a decrease of the consumer price index by 0.2 % compared to September 2026.

The most important driver of inflation was an increase in energy prices, which were up 12.2% on the same month of the previous year.

The inflation rate excluding food and energy, often referred to as core inflation, is expected to stand at +2.1% in October 2026, after 2.4 % in September 2026.

Sources: Federal Statistical Office, Consumer price index: Germany, months (https://genesis.destatis.de/datenbank/online/statistic/61111/table/61111-0002); Federal Statistical Office, Inflation rate of +2.8% expected in October 2026, press release of October 30, 2026 (https://www.destatis.de/EN/Press/2026/10/PE26_382_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2025	4.0	3.8
October 2025	3.6	3.9
November 2025	3.8	3.9
December 2025	3.7	3.9
January 2026	4.0	3.9
February 2026	3.9	3.9
March 2026	3.9	3.9
April 2026	3.9	3.9
May 2026	3.8	3.9
June 2026	4.1	4.0
July 2026	4.2	4.0
August 2026	4.3	4.1
September 2026	4.1	4.1

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 45.6 million persons resident in Germany were in employment in September 2026. According to provisional calculations of the Federal Statistical Office (Destatis), the seasonally adjusted number of persons in employment remained virtually unchanged (-4,000; 0.0%) compared with the previous month. In the period from January to August 2026, employment decreased by an average of 19,000 people month on month.

Without seasonal adjustment, the number of persons in employment in September 2026 increased by 172,000 (+0.4%) compared with August 2026 due to the usual autumn upturn. The usual seasonal increase in employment was therefore roughly the same as the average September increase of the years 2023 to 2025 (+170,000 people).

Compared to September 2025, the number of employed persons in September 2026 decreased by 211,000 or 0.5%. The downward trend in the year-on-year labor market figures, which has been observed since January 2025, therefore continued.

In September 2026, the number of unemployed persons decreased by 6,000, or 0.3%, compared to September 2025. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2026 stood at 1.77 million, an increase of 7,000, or 0.4%, compared with August 2026. The adjusted unemployment rate remained unchanged from the previous month at 4.1%.

Sources: Federal Statistical Office, Employment in September 2026 virtually unchanged from the previous month after seasonal adjustment, press release of October 30, 2026 (https://www.destatis.de/EN/Press/2026/10/PE26_380_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January- June 2026	January- June 2025
Goods	101.7	103.3
Services	-31.0	-34.6
Primary income	70.0	65.0
Secondary income	-32.5	-27.7
Current account	108.3	105.9

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, October 13, 2026 (https://www.bundesbank.de/resource/blob/1011926/e595d240b0610517c3580860d8ed6502/472B63F073F071307366337C94F8C870/2026-10-13-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

The Federal Government expects modest growth in the economy from 2026 through 2028, albeit at rates declining slightly over time. In its autumn forecast published on October 8, 2026, the Federal Government projects German price-adjusted GDP to grow by 1.3% for 2026 as a whole – significantly higher than the 0.5% projected in the spring forecast. In 2027, growth is expected to ease slightly to 1.1%, and to amount to 0.6% in 2028. These rates also reflect differing numbers of working days in the respective years. Adjusted for these calendar effects, the expected growth rates are 1.0% in both 2026 and 2027, and 0.8% in 2028.

The global economic environment remains challenging for the foreseeable future in view of ongoing geopolitical conflicts and volatile U.S. trade policy. Nevertheless, exports were a key pillar of growth in the first half of 2026. The main drivers were robust demand from EU countries and a recovery in exports to the United States following an easing of the trade dispute. In addition, alongside increased demand for AI-specific product groups, a boom in energy-intensive products played a role. In this area, German producers benefited from inventory build-ups abroad that Asian manufacturers, more strongly affected by the Middle East conflict, were unable to cover.

This development appears to be waning, meaning that the Federal Government expects structural challenges to come more strongly to the fore and to impair the competitiveness of the German economy. Weakening of export momentum and a renewed loss of global market share is therefore expected for the remainder of the forecast period. At the same time, the Federal Government believes that imports are likely to continue rising as domestic demand gradually picks up and public spending increases strongly, and therefore does not expect growth impulses from net exports over the forecast horizon.

The Federal Government noted that continued economic recovery will depend significantly on geopolitical developments, particularly the course of the crisis in the Middle East and its effects on energy prices. The autumn forecast is based on futures prices for crude oil and natural gas as of the end of September 2026. If energy prices remain elevated for a longer period or supply bottlenecks worsen, the dampening effects on consumption, production, and investment would be correspondingly stronger.

Uncertainties also stem from international financial markets, particularly the high valuation of AI companies. In addition, a stronger-than-expected monetary-policy response to the inflationary environment would impair financing conditions for private households and companies and would therefore have a dampening effect.

Sources: Bundesministerium für Wirtschaft und Energie, Eckwerte der Herbstprojektion 2026, October 8, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Artikel/Wirtschaft/Projektionen-der-Bundesregierung/projektionen-der-bundesregierung-herbst-2026.html); Bundesministerium für Wirtschaft und Energie, Herbstprojektion der Bundesregierung - Konjunkturelle Erholung setzt sich fort, October 8, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Publikationen/Wirtschaft/konjunkturelle-erholung-setzt-sich-fort.pdf?__blob=publicationFile&v=12).

Fiscal Outlook

The following table, published in October 2026, presents the Federal Government’s projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the three-year projection horizon from 2026 through 2028. Sources include the results for the general government budget and nominal gross domestic product as shown in the national accounts and published by the Federal Statistical Office (Destatis) on August 25, 2026 as well as the government draft of the Act Adopting the Federal Budget for the 2027 Fiscal Year and Fiscal Plan to 2030, adopted by the Federal Government on July 6, 2026 and presented to the Bundestag on September 8, 2026. These figures do not take the Federal Government’s autumn projection on macroeconomic trends and the corresponding tax estimate based on the autumn projection into account.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2026	2027	2028
	(% of GDP)
General government deficit (-) / surplus (+)	-4 3⁄4	-5 1⁄4	-4 3⁄4
General government deficit (-) / surplus (+)(2)	-4 1⁄4	-4	-3 1⁄2
General government gross debt	65 3⁄4	68 3⁄4	72 1⁄4

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

(2)	After subtracting the increase in defense expenditure pursuant to the March 2025 amendment to Art. 109 of the Grundgesetz and including expenditures under the Special Fund for the Bundeswehr.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2027, Tables 2 and 3, October 2026 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2027.pdf?__blob=publicationFile&v=3).

Other Recent Developments

Monetary Policy

On October 29, 2026, the Governing Council of the European Central Bank (“ECB”) decided to keep the three key ECB interest rates – the main refinancing operations rate, the marginal lending facility rate and the deposit facility rate – unchanged at 2.65% (main refinancing operations), 2.90% (marginal lending facility) and 2.50% (deposit facility).

The Governing Council stated that energy prices have continued to rise, posing upside risks to the inflation outlook and downside risks to the growth outlook. While the full effects of the energy shock are still unfolding, underlying inflation has remained broadly stable so far and wages do not show a material response at this stage. The increased magnitude and duration of the energy shock, as well as the implications for indirect and second-round effects, are likely to drive up inflation and lower growth. Financing conditions have tightened since the Governing Council’s last meeting, which is likely to weigh on inflation and growth. The Governing Council is committed to setting monetary policy to ensure that inflation stabilizes at its 2% target in the medium term. Previously, on September 10, 2026, the Governing Council had decided to increase each of the three key rates by 25 basis points.

The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook and the risks surrounding it, in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission. The Governing Council also stated that it is not pre-committing to a particular rate path.

The asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of October 29, 2026 (https://www.ecb.europa.eu/press/pr/date/2026/html/ecb.mp261029~9a493adf17.en.html); European Central Bank, Monetary policy decisions, press release of September 10, 2026 (https://www.ecb.europa.eu/press/pr/date/2026/html/ecb.mp260910~314e508016.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Nikola Steinbock
Name:	Nikola Steinbock
Title:	Chairwoman of the Management Board

By	/s/ Stefan Goebel
Name:	Stefan Goebel
Title:	Managing Director

Date: November 4, 2026